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                                   FORM 6-K



                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



For the month of                              April                      2005
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Commission File Number                      000-51034
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                          ACE Aviation Holdings Inc.
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                (Translation of registrant's name into English)

     5100 de Maisonneuve Boulevard West, Montreal, Quebec, Canada, H4A 3T2
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                   (Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

                   Form 20-F                        Form 40-F    X
                             -----------                     ----------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):



         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                              No      X
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         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

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On April 6, 2005, ACE Aviation Holdings Inc. announced that it had, among other things, successfully completed its concurrent offerings of Class A Variable Voting Shares and Class B Voting Shares, and 4.25% Convertible Senior Notes due 2035. Excerpts from the announcement are set forth below:

ACE AVIATION ANNOUNCES SUCCESSFUL COMPLETION OF CDN$720 MILLION CONCURRENT EQUITY AND CONVERTIBLE SENIOR NOTES OFFERINGS AND OF AIR CANADA'S CDN$300 MILLION CREDIT FACILITY; OUTSTANDING DEBT UNDER GE EXIT CREDIT FACILITY NOW REPAID

MONTREAL, April 6, 2005 - ACE Aviation Holdings Inc. announced today the successful completion of the public offering of an aggregate of 11,350,000 Class A Variable Voting Shares and Class B Voting Shares (collectively the "Shares") at a price of Cdn$37.00 per Share for gross proceeds of approximately Cdn$420 million, and Cdn$300 million of 4.25% Convertible Senior Notes due 2035. Aggregate gross proceeds are approximately Cdn$720 million with ACE receiving net proceeds of approximately Cdn$693 million, after commissions and expenses. In addition, ACE has granted the underwriters over-allotment options to purchase up to an additional 10 per cent of each of the offerings, until May 5, 2005. If both options are exercised in full by the underwriters, the total gross proceeds of the combined offerings will be Cdn$792 million.

ACE used approximately Cdn$553 million of the aggregate net cash proceeds of the offerings to repay all of its outstanding debt under the exit credit facility with General Electric Capital Corporation. ACE intends to use the remainder proceeds of the offerings, and the proceeds of the over-allotment options if they are exercised by the underwriters, for general corporate purposes.

Air Canada, ACE Aviation's principal subsidiary, also announced today the successful completion of a two year senior secured revolving credit facility in an aggregate amount of Cdn$300 million. The purpose of the revolving credit facility is for general corporate purposes, including working capital requirements.

Contacts:         Isabelle Arthur (Montreal)(514) 422-5788
                  Laura Cooke (Toronto)     (416) 263-5576
                  Angela Mah (Vancouver)    (604) 270-5741

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                                  SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     ACE AVIATION HOLDINGS INC.
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                                                           (Registrant)

Date:    April 7, 2005                      By:  /s/ M. ROBERT PETERSON
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                                                 Name: M. Robert Peterson
                                                 Title: Chief Financial Officer